Schlitt Investor Services, Inc.
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	67,837
Commissions receivable		5,768
Prepaid expenses		1,391
Total assets	$	74,996

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	2,523
Payable to related party		11,141
Total liabilities		13,664

Commitments and contingencies

Stockholders' equity

Common stock, $1 par value, 10,000 share authorized,	
200 shares issued and outstanding	200
Additional paid-in capital	72,143
Retained earnings (accumulated deficit)	(11,011)
Total stockholders' equity	61,332
Total liabilities and stockholders' equity	$ 74,996

The accompanying notes are an integral part of these financial statements.